Exhibit (a)(8)

CVR ENERGY SENDS OPEN LETTER TO STOCKHOLDERS

SUGAR LAND, TX (March 28, 2012) – CVR Energy, Inc. (NYSE: CVI), a refiner and marketer of petroleum fuels and a majority owner of CVR Partners, LP (NYSE:UAN), a nitrogen fertilizer producer, today sent the following open letter from its Board of Directors to all of its stockholders recommending that they reject the unsolicited tender offer by entities controlled by Carl Icahn.

The full text of the letter to stockholders follows:

March 28, 2012

Dear Fellow Stockholders,

As you are likely aware, Carl Icahn has launched a tender offer to acquire CVR Energy at a price that your Board believes substantially undervalues the company. Mr. Icahn is also waging a proxy contest to replace your entire Board with a slate of nominees who are largely his current and former employees and who have little or no experience in the petroleum or fertilizer industries. He has also issued a series of press releases attacking the Board and management of CVR Energy.

We believe CVR Energy stockholders should know the facts regarding the actions your Board and management team have taken and the milestones achieved. By executing on our strategic plan, we believe that your team will deliver greater value for stockholders than Mr. Icahn’s offer, over both the near and long term.

Mr. Icahn’s offer is set to expire on April 2, 2012. Mr. Icahn has stated that he will abandon the offer and his proxy fight if fewer than 36 percent of the company’s shares, other than the shares he already owns, are tendered into the offer by his publicly announced “deadline.” We urge our stockholders not to tender into the Icahn offer and to end his distracting and detrimental campaign.

MR. ICAHN’S OFFER SUBSTANTIALLY UNDERVALUES CVR ENERGY

CVR Energy has an undisputed track record of delivering value to stockholders. CVR Energy, led by its current Board and management team, has delivered superior results to our stockholders over almost any time period you examine since the company went public in 2007, far outperforming all of our peers as well as the leading indices:

	CVI Price Performance	Peer Median Performance	Rank Among Peers	S&P 500 Performance
Since CVI IPO	41%	- 44%	#1	- 7%
Last 3 Years	436%	67%	#1	70%
Last 1 Year	30%	14%	#1	8%

Note: Market data as of March 23, 2012. IPO performance based on period from October 22, 2007 to March 23, 2012. CVI initial value based on IPO price of $19.00 per share. Peers are ALJ, DK, HFC, TSO and WNR.

We believe that we have been able to deliver these strong results through careful planning, the leadership of an experienced management team and a singular focus on capitalizing on opportunities to deliver stockholder value. Our investments and improvements in our Coffeyville plant enabled us to expand our operations as the NYMEX 2-1-1 crack spreads widened, helping us to achieve record results in 2011. In addition, our team has executed a number of important transactions to enhance stockholder returns, including: the successful initial public offering of CVR Partners in April 2011; the accretive acquisition of Gary-Williams Energy Corporation in December 2011, which added additional scale and diversity to our asset base; and, most recently, our announcement of the initiation of regular quarterly dividends and a meaningful special dividend funded through the proposed sale of a portion of our CVR Partners units.

The Board of Directors and management of CVR Energy have a plan for continued growth. We have taken a number of steps designed to enable us to continue to deliver superior financial returns to our stockholders – in excess of the Icahn offer – as well as develop new opportunities. Our plan for delivering value to our stockholders includes:

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Increasing cash flow by delivering on the synergies and other benefits from the recently completed acquisition of the Wynnewood refinery – the synergies are already on track to be significantly greater than originally expected. For example, we have been able to leverage our aggressively-managed crude oil procurement effort along with our growing crude oil gathering and logistics business to reduce the cost of crude oil to supply the Wynnewood refinery.

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Capitalizing on the increasing production of North American crude oil coming from Canada, the Rockies and the mid-continent regions of the United States. Given the location of our refineries and our steadily growing crude oil gathering and logistics business, we expect this relatively recent change in the supply environment to continue and to allow the company to achieve superior margins and industry-leading returns well into the foreseeable future.

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Expanding the company’s crude oil gathering and logistics business which allows for increased operating income via higher refining margins, provides operating flexibility and builds a platform for a potential future gathering and logistics MLP.

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Continuing our track record of operational excellence. Our technically driven organization’s constant focus on disciplined project management and strict safety and environmental standards has allowed the company to maximize operating performance. For example, our recent Coffeyville turnaround was completed ahead of schedule and under budget. The plant is operating at full capacity and taking advantage of continued excellent crack spreads and Brent-WTI differentials.

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Returning capital to stockholders through the initiation of regular quarterly cash dividends of $0.08 per share and by completing the sale of a portion of the CVR Partners common units owned by the company to fund a meaningful special dividend.

•	Taking advantage of future opportunities to deploy the company’s increasingly strong cash flow and asset base to seek to return additional capital to stockholders by any appropriate means.

MR. ICAHN’S TENDER OFFER AND PROXY FIGHT

In his recent press releases, Mr. Icahn tried to take credit for CVR Energy’s stock price performance, despite the fact that our stock price had outperformed our peers well before he began his detrimental campaign. We believe that our team’s longstanding track record of delivering results speaks for itself, and we have a strategic plan to continue to deliver superior stockholder value. On the day prior to Mr. Icahn’s announced intent to initiate an unsolicited tender offer to acquire all of our outstanding shares, research analysts’ price targets were in a range of $30 to $35. Note that Mr. Icahn’s offer is at the very bottom of this range and that these price targets did not reflect ANY “control premium.” In addition, our stock price increased 41.4% for the year ended January 12, 2012 (the date Mr. Icahn disclosed his position), as compared to a 36.1% increase in the peer median and a 0.7% increase in the S&P 500 for the same period.

Moreover, at least one Wall Street analyst has stated that Mr. Icahn’s tender offer has actually served as a negative overhang on our stock and a reason to downgrade our stock,1 a view which is consistent with our belief that Mr. Icahn’s actions have not been beneficial for stockholders.

In addition to the inadequate offer price, there are many other reasons for CVR Energy stockholders to reject Mr. Icahn’s tender:

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The offer does not provide common structural protections for CVR Energy stockholders that do not tender. Stockholders face the threat that if they do not tender into the offer, and the offer is subsequently consummated, they will find themselves as minority stockholders in a company with a new majority stockholder and an entirely new Board controlled by Mr. Icahn. Further, Mr. Icahn has stated that if the offer is completed, the company may be delisted from the New York Stock Exchange and the remaining outstanding shares deregistered, meaning that the company may stop all public reporting.

[1]	Tender offer uncertainties front and center, downgrade to Neutral – Macquarie Equities Research, March 7, 2012. Permission to cite this report was neither sought nor given.

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The Contingent Cash Payment Rights (CCPs) are unlikely to deliver any incremental value to CVR Energy’s stockholders. Mr. Icahn’s CCP pays out only if (1) Mr. Icahn completes his tender offer (which requires that he obtain complete control of the CVR Energy board), (2) a definitive agreement to sell the Company is executed within 15 months after doing so and (3) such sale transaction closes for a price (less fees and expenses) in excess of $30 per share. Mr. Icahn has acknowledged that he has been unsuccessful in finding a buyer, but he expects stockholders to believe that the results will somehow be different if CVR Energy stockholders give him control of the company. He also wants CVR Energy stockholders to believe that he will seek to enter into a definitive agreement to sell the company during that 15-month period even though (a) he would receive all the upside of a sale himself if he waits to execute such agreement until one day after the fifteen-month period and (b) he is careful to say in his tender offer documentation that he has no fiduciary duty to holders of the CCPs and makes no commitment whatsoever to undertake any efforts to enter into a definitive agreement to sell the company within 15 months.

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The offer is replete with conditions. The offer is subject to 16 separate conditions, a number of which are subject to Mr. Icahn’s discretion, and some of which Mr. Icahn has not even attempted to satisfy. As of the date of this letter, Mr. Icahn has not even made the filing required to obtain the regulatory approval necessary to complete his offer.

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Because of the terms of his offer, Mr. Icahn cannot actually buy your shares on or about April 2, 2012. One of Mr. Icahn’s many conditions is that his entire slate of director nominees is elected to CVR Energy’s Board at the 2012 annual meeting. CVR Energy’s annual meeting is typically held during May (the date for the 2012 annual meeting has not yet been announced). Therefore, stockholders have no reason at all to tender their shares on April 2.

Mr. Icahn has offered CVR Energy stockholders a way to end his distracting and detrimental campaign. Mr. Icahn stated that if he did not receive enough shares tendered by April 2nd, he would withdraw his offer and proxy fight. Your board encourages you NOT to tender your shares and deliver a decisive message to Mr. Icahn.

YOUR BOARD OF DIRECTORS STRONGLY RECOMMENDS THAT YOU REJECT ICAHN’S OFFER AND NOT TENDER YOUR SHARES.

Our team says what it will do, and does what it says. From the day we acquired our assets in June 2005 to today, our track record of delivering value to our stockholders speaks for itself. We will continue to work hard for you to take advantage of CVR Energy’s many opportunities to deliver superior stockholder value.

Thank you for your support.

On behalf of CVR Energy’s Board of Directors

Jack Lipinski
Chairman and Chief Executive Officer
CVR Energy, Inc.

Forward Looking Statements

This news release and letter may contain forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. For a discussion of risk factors which may affect our results, please see the risk factors and other disclosures included in our Annual Report on Form 10-K for the year ended Dec. 31, 2011. These risks may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this press release and letter are made only as of the date hereof.

About CVR Energy, Inc.

Headquartered in Sugar Land, Texas, CVR Energy, Inc.’s subsidiary and affiliated businesses operate independent refining assets in Coffeyville, Kan. and Wynnewood, Okla. with more than 185,000 barrels per day of processing capacity, a marketing network for supplying high value transportation fuels to customers through tanker trucks and pipeline terminals, and a crude oil gathering system serving Kansas, Oklahoma, western Missouri, southwestern Nebraska and Texas. In addition, CVR Energy subsidiaries own a majority interest in and serve as the general partner of CVR Partners, LP, a producer of ammonia and urea ammonium nitrate, or UAN, fertilizers.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer (as amended) commenced by IEP Energy LLC and Icahn Enterprises Holdings L.P., as well as other entities affiliated with Carl C. Icahn, CVR Energy, Inc. (“CVR Energy”), has filed with the Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9. CVR ENERGY STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ CVR ENERGY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (AS AMENDED) BECAUSE IT CONTAINS IMPORTANT INFORMATION. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (as

amended), as well as any other documents filed by CVR Energy, for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge in the “Investor Relations” section of the company’s website at www.cvrenergy.com or by writing to CVR Energy at 2277 Plaza Drive, Suite 500, Sugar Land, Texas, 77479, Attn: Senior Vice President, General Counsel and Secretary.

In addition, CVR Energy will file a definitive proxy statement with the SEC for the 2012 annual meeting of stockholders. The definitive proxy statement will be mailed to stockholders of CVR Energy. CVR ENERGY STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by CVR Energy through the web site maintained by the SEC at www.sec.gov and in the “Investor Relations” section of the company’s website at www.cvrenergy.com.

Certain Information Regarding Participants

CVR Energy, its directors and certain of its executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of CVR Energy’s directors and executive officers in CVR Energy’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 20, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any definitive proxy statement and other relevant materials to be filed with the SEC if and when they become available.

For further information, please contact:

Investor Relations:	Media Relations:

Ed Morgan	Steve Eames
CVR Energy, Inc.	CVR Energy, Inc.
281-207-3388	281-207-3550
Or	MediaRelations@CVREnergy.com
Jay Finks	Or
CVR Energy, Inc.	Tom Johnson or Chuck Burgess
281-207-3588	Abernathy MacGregor Group
InvestorRelations@CVREnergy.com	212-371-5999